Mail Stop 3561

August 10, 2009

Mr. Greg Halpern, President & CEO
So Act Network, Inc.
5715 Will Clayton Parkway #6572
Humble, TX 77338

Re: **Form 10-K**
      For fiscal year ended December 31, 2008
      File No. 000-51886

      Form 10-Q
      For fiscal quarter ended March 31, 2009
      File No. 000-51886

Dear Mr. Halpern:

We have completed your review of your filings and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Eric M. Stein, Esq.
       Fax: (732) 577-1188